

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via Facsimile
Mr. Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China

    Re: China Finance Online Co. Limited
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed May 31, 2011
             File No. 000-50975

Dear Mr. Wang:

We have reviewed your letter dated March 9, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 10, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

D. Risk Factors

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief